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                         [HARSCO CORPORATION Letterhead]

                                                                   July 28, 1997


TO OUR STOCKHOLDERS:

     On June 24, 1997, we announced that the Board of Directors had adopted a revised Shareholder Rights Plan to replace the Company's 1987 Rights Plan when it expires September 28, 1997. Like the 1987 Plan, the revised Plan is designed to protect stockholders against abusive and unfair takeover tactics and prevent an acquirer from gaining control of the Company without paying a full and fair price to the stockholders. This letter broadly outlines the revised Plan and the enclosed summary explains in detail the principal features of the Plan.

     To implement the revised Plan, the Board declared a dividend to stockholders of record on September 28, 1997, of one Right for each share of common stock, which under certain circumstances entitles the holder to purchase 1/100th of a share of Harsco Junior Participating Cumulative Preferred Stock at an exercise price of $150. These rights replace the similar rights that have been in effect for almost ten years under the 1987 Plan.

     The Rights are intended to protect stockholders from unfair takeover tactics such as the gradual accumulation of shares in the open market, a partial or two-tier tender offer that does not treat all stockholders equally, and other acquisition attempts which may unfairly pressure stockholders by coercing them to relinquish their investment, thereby depriving them of the full value of their shares. The Rights Plan increases the Board's ability to effectively represent the interests of stockholders and other constituencies of the Company, including creditors, in the event of an unfair acquisition proposal. While the Board is not aware of any present effort to acquire control of the Company, it believes these Rights represent a sound and reasonable means of safeguarding your interests as stockholders.

     The Rights are not intended to prevent a takeover of the Company and will not do so. However, they should discourage any effort to acquire the Company in a manner or on terms not approved by the Board and should deter any attempt by a 15% stockholder to take advantage of the Company through self-dealing transactions. The Rights are designed to address the serious problem of a raider using coercive tactics to deprive the Company's Board and stockholders of any real opportunity to determine the future of the Company. In order that the Rights not interfere with any merger or other business combination approved by the Board, the Rights may be redeemed by the Company at $.05 per Right at any time until the 10th business day following an accumulation of 15% or more of the Company's shares by a single acquiror or group.

     Distribution of the Rights does not in any way affect the financial strength or business plans of the Company. The distribution is not dilutive, does not affect reported earnings per share, is not taxable either to you or to the Company, and will not change the way in which you can currently trade the Company's shares. As explained in further detail in the attached Summary, the Rights will be exercisable only if and when the problem they were designed to deal with arises.
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     The Rights will expire on September 27, 2007. Initially the Rights will not be exercisable and will automatically trade with the Common Stock. Therefore, Rights Certificates are not being sent to you at this time. However, should a person or group acquire, or should a group be formed which holds, 15% or more of the Company's shares, or should a person or group make an offer to acquire 20% or more of the shares (even if no purchases actually occur), the Rights will become exercisable immediately and separate certificates representing them will be distributed. At that time, each Right entitles a holder to buy from the Company one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock for $150 and the Rights could begin to trade independently from the Company's shares. At no time will the Rights have voting power.

     If the Company is involved in a merger or other business combination at any time after the Rights become exercisable, the Rights will be adjusted so as to entitle a holder to buy, at the exercise price of $150 per Right, a number of shares of common stock of the acquiring company having a market value of $300, or twice the exercise price of each Right. For example, if at the time of the business combination the acquiring company's stock has a market value of $75 per share, the holder of each Right would be entitled to buy 4 shares for the $150 exercise price of each Right, a discount of 50%.

     Alternatively, if a 15% holder were to (i) acquire the Company by means of a reverse merger in which the Company and its stock survive, (ii) acquire, under certain circumstances, ownership of more than 20% of the Company's common stock, or (iii) engage in certain self-dealing transactions with the Company, each Right not owned by such holder would become exercisable for the number of shares of common stock of the Company that, at such time, would have a market value of two times the $150 exercise price of the Right.

     As previously noted, distribution of the Rights will not be taxable to you or to the Company. However, stockholders may, depending upon their individual circumstances, recognize taxable income should the Rights become exercisable.

     In declaring the Rights dividend, the Board of Directors has expressed its confidence in the future of Harsco Corporation and its determination that stockholders be given every opportunity to participate fully in that future.

                                 Sincerely,




                             /s/ D. C. Hathaway
                             ---------------------------------------------------
                                 D. C. Hathaway
                                 Chairman, President and Chief Executive Officer

ATTACHMENT
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                               HARSCO CORPORATION
                          SUMMARY OF RIGHTS TO PURCHASE
                                 PREFERRED STOCK


On June 24, 1997, the Board of Directors of Harsco Corporation (the "Company") declared a dividend distribution of one Right for each outstanding share of Common Stock of the Company to stockholders of record at the Close of Business on September 28, 1997. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Cumulative Preferred Stock, par value $1.25, at a Purchase Price of $150 per Unit subject to adjustment. The Purchase Price shall be paid, at the option of the holder, in cash or shares of Common Stock having a value at the time of exercise equal to the Purchase Price. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and ChaseMellon Shareholder Services, L.L.C. as Rights Agent (the "Rights Agent").

Initially, the Rights will be attached to all outstanding shares of Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of: (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group owning 20% or more of the outstanding shares of Common Stock. Until the Distribution Date, (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after September 28, 1997 will contain a notation incorporating the Rights Agreement by Reference and (iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on September 27, 2007, unless previously redeemed by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Common Stock as of the Close of Business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that, at any time following the Distribution Date, (i) the Company is the surviving corporation in a merger with an Acquiring Person and its Common Stock is not changed or exchanged, (ii) an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreements, or (iii) a Person becomes the beneficial owner of more than 20% of the then outstanding shares of Common Stock, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities) having a value equal to two times the exercise price of the Right.

For example, at an exercise price of $150 per Right, each Right not owned by an Acquiring Person would entitle its holder to purchase $300 (2 times) worth of Common Stock (or other consideration, as noted above) for $150.

In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction (other than a merger described in the second preceding paragraph), or (ii) 50% or more of the Company's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events
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described in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events." Following the occurrence of any Triggering Event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will be null and void.

The term "Disinterested Directors" means any member of the Board of Directors who was a member of the Board prior to the date of the Rights Agreement, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Disinterested Directors. Disinterested Directors do not include an Acquiring Person, or an affiliate or associate of an Acquiring Person, or any representative of the foregoing entities.

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preference Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. At the option of the Company, fractional Units may not be issued and, in lieu thereof, an adjustment in cash may be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

The Rights may be redeemed in whole, but not in part, at a price of $.05 per Right by the Board of Directors at any time prior to ten business days after the Stock Acquisition Date. Under certain circumstances set forth in the Rights Agreement, the decision to redeem shall require the concurrence of a majority of the Disinterested Directors. After the redemption period has expired, the right to redeem may be reinstated if an Acquiring Person reduces his Common Stock ownership to 5% or less of the then outstanding shares in one or more transactions not involving the Company. Immediately upon the action of the Board of Directors ordering redemption of the Rights, with, where required, the concurrence of a majority of the Disinterested Directors, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

The provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board (in certain circumstances, with the concurrence of the Disinterested Directors) in order to cure any ambiguity, to make changes which do not adversely affect the interest of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

A copy of the Rights Agreement is available free of charge from the Company or the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.